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EXHIBIT 99.1

news release

NORANDA TO WEBCAST ANNUAL GENERAL MEETING AND
FIRST QUARTER 2005 CONFERENCE CALL

        TORONTO, ONTARIO, April 1, 2005 — Noranda Inc. announced today that it will webcast its Annual General Meeting (AGM) on Tuesday April 26, 2005 at 10:00 a.m. EDT. The live webcast and slide presentation will be available through Noranda's website at www.noranda.com. The meeting will be held at:

The Design Exchange
234 Bay Street, 2nd Floor
Toronto, Ontario
Canada

Quarterly Conference Call for Investors and Media

        In advance of the AGM, a live, listen-only conference call will be webcast to review the first quarter 2005 results at 8:00 a.m. EDT. This webcast can also be accessed on Noranda's website at www.noranda.com.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and the Toronto Stock Exchange (NRD).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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EXHIBIT 99.1